Exhibit FS-4

                    Notes to the Unaudited Pro Forma Combined
                  Condensed Consolidated Financial Statements

The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements of AGL Resources and VNG illustrate the pro forma effect of the merger between AGL Resources and VNG (the "Merger") accounted for as a purchase business combination. The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet has been prepared as if such transactions occurred on March 31, 2000; the Unaudited Pro Forma Combined Condensed Statement of Consolidated Income for the twelve months ended September 30, 1999 and the six months ended March 31, 2000 have been prepared as if such transactions occurred as of October 1, 1998. The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements reflect AGL Resources having acquired 100% of the outstanding capital stock of VNG for $550 million in cash.

A final determination of required purchase accounting adjustments has not been completed; accordingly, the purchase accounting adjustments made in connection with the development of the Pro Forma Combined Condensed Consolidated Financial Statements are preliminary and have been made solely for purposes of developing the pro forma combined financial information. The significant adjustments to the pro forma financial position reflect (i) the debt incurred to finance the transaction and (ii) the excess of the purchase price over the net assets acquired and liabilities assumed.

Management believes that the pro forma adjustments and underlying assumptions reasonably present the significant pro forma effects of the Merger. Upon completion of post-merger activities, the actual financial position and results of operations of the combined entity may differ, perhaps significantly, from the pro forma amounts reflected herein because of changes in operating results between the dates of the pro forma financial information and the date on which the purchase accounting adjustments are finalized. The Pro Forma Combined Condensed Consolidated Financial Statements are not necessarily indicative of actual operating results or financial position had the transactions occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

Management believes that the unaudited condensed consolidated financial statements from which the Pro Forma Combined Condensed Consolidated Financial Statements are derived reflect all normal recurring adjustments necessary for a fair statement of the results of the interim periods reflected.

The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements do not reflect the non-recurring costs associated with integrating the operations of the two companies, nor any of the anticipated recurring savings arising from the integration. Costs of integration will result in significant non-recurring charges to the combined result of operations as a result of the consummation of the Merger; however, the actual amount

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of such charges cannot be determined  until the transition  plan relating to the integration of operations is completed.

Merger Financing

A. To reflect the issuance of $558.8 million of long-term debt to finance the purchase price ($550 million) and related direct acquisition costs ($5.5 million) of the Merger. The fees associated with this debt are expected to be approximately $3.3 million and will be amortized over a 10-year period. The annual interest expense will be approximately $44.7 million at an assumed annual interest rate of 8%. A 1/8% change in the interest rate would affect annual interest expense by approximately $.7 million.

     VNG long-term debt of $116.0 million at March 31, 2000 is not being assumed. Interest expense recognized by VNG for debt not being assumed for the six-month period ended March 31, 2000 was $5.1 million and for the twelve-month period ended December 31, 1999 was $9.2 million.

Purchase Adjustments

B. To reflect the elimination of receivables and payables between VNG's affiliates and VNG. Such amounts will be settled prior to the Merger by the Seller.

C. To reflect the elimination of income tax related items, including related regulatory assets and liabilities. AGL Resources is acquiring all of the issued and outstanding capital stock of VNG and is entering into an election with the seller under Section 338(h)(10) of the Internal Revenue Code. Under Section 338(h)(10), the sale of the stock is treated as a sale of assets for income tax purposes and therefore no tax attributes carry over to the buyer.

D. To adjust acquired working capital to the agreed upon amount of $21.9 million. The Purchase Agreement states that working capital as of the date of closing will be subject to an adjustment such that the amount is equal to $21.9 million.

E.   To reflect the elimination of the acquired capital stock of VNG.

F. To reflect the funding of the pension plan prior to the Merger by the Seller.

G. To reflect the issuance of short-term debt for the financing of VNG's natural gas stored underground and the related interest expense, assuming an annual interest rate of 8%. A 1/8% change in the interest rate would effect annual interest expense by less than $.1 million.

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H.   To record the excess of the  purchase  price of $550  million,  plus direct costs of the merger of $5.5 million (including fees of financial advisors, legal counsel and independent auditors), over the net assets acquired and liabilities assumed. Annual amortization of this excess over 40 years, classified as goodwill, will be approximately $4 million.

     Goodwill is calculated as follows (in millions):

          Purchase price                     $550.0
          Direct costs of the merger            5.5
          Less: assets acquired              (459.1)
          Plus: liabilities assumed            62.1
                                             ------
               Goodwill                      $158.5
                                             ======

I. To reflect a reduction in income tax expense for the increase in interest expense, amortization of goodwill and amortization of debt issuance expenses at a statutory tax rate of 38.68%, offset by the elimination of certain permanent tax items not being acquired as a result of the 338(h)(10) election.

J.   To  reflect  the  elimination  of  the  unfunded   postretirement   benefit
     obligation and the establishment of a corresponding regulatory asset.

K. To reflect interest income, at an annual interest rate of 8%, on the cash received from the working capital adjustment and the short-term debt issued for the purchase of natural gas stored underground.